                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           pursuant to Rule 425 under the Securities Act of 1933

   Subject Company: GelTex Pharmaceuticals, Inc. (Commission File No. 000-26872)


         This material is not a substitute for the prospectus/proxy statement Genzyme and GelTex will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

         This material contains forward-looking statements, including statements about the consummation and anticipated timing of the merger, the potential market opportunity for Renagel, the expected drivers of growth for the market opportunity, the anticipated impact of Renagel on Genzyme's future growth, the potential short and long-term revenues from Renagel, the expected benefits of the merger, the value of the merger consideration, the tax-free nature of the transaction, the anticipated impact of the acquisition on Genzyme's earnings, cash-earnings-per-share, and development programs, Genzyme's plans concerning the operation of GelTex's business after the merger, estimates concerning the current and future dialysis patient population, the anticipated impact of Renagel on patient morbidity and mortality, the cost of care for patients, plans to launch a new tablet formulation of Renagel, the anticipated benefits of the tablet formulation, plans to announce trial data, plans to initiate clinical trials of Renagel, GT 160-246, and other product candidates, estimates concerning the C. DIFFICILE COLITIS patient population, expectations concerning GelTex's product candidates and polymer technology platform. Actual results may materially differ due to numerous factors, including without limitation conditions in the financial markets relevant to the proposed merger, the receipt of regulatory and other approvals of the transaction, the operational integration associated with the transaction and other risks generally associated with such transactions, increasing market acceptance of Renagel, increasing doses of Renagel, market acceptance of Renagel tablets, the competitive environment for the dialysis market, the results of clinical trials, the efficacy and safety of products, enrollment rates for clinical trials, the content and timing of submissions to and decisions by regulatory authorities, the availability of reimbursement from third-party payers, the ability to manufacture sufficient quantities of product for development and commercialization activities, the accuracy of the companies' information about the dialysis and the C. DIFFICILE COLITIS patient populations and the market for Renagel, the accuracy of the companies' expectations about growth in the dialysis patient population, the ability of Genzyme to successfully commercialize products and the risks and uncertainties described in Genzyme and GelTex's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation
Exhibit 99.2 to Genzyme's Annual Report on Form 10-K for the year ended December 31, 1999, as amended. GENZ stock is a series of common stock of Genzyme Corporation. Therefore, holders of GENZ stock are subject to the risks and uncertainties described in the aforementioned reports.

         The following is a transcript of a September 11, 2000 conference call with analysts, investors and others regarding the proposed transaction between Genzyme Corporation and GelTex Pharmaceuticals, Inc.


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                                                                   GENZYME CORP.
                                                                  Res. #16318162
                                                        Moderator: Henri Termeer
                                                          9/11/00 - 7:00 a.m. MT
                                                                          Page 1


                                  GENZYME CORP.

                            MODERATOR: HENRI TERMEER
                               SEPTEMBER 11, 2000
                                  7:00 A.M. MT

Operator:                  Ladies and gentlemen, thank you for standing by.
                           Welcome to the Genzyme Corporation conference call.
                           At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session. At that time, if you have a question, you will need to press the one followed by the four on your telephone. As a reminder, this conference is being recorded Monday, September 11, 2000. I would now like to turn the conference over to Mr. Henri
                           Termeer, Chairman, President, and Chief Executive
                           Officer of Genzyme. Please go ahead, sir.

Henri Termeer:             Thank you very much and thank you all for being here
                           on the call with very short notice. Due to the call, we will be making some forward-looking statements so as usual we refer you to our published and filed statements with the SEC.

                           This is a very, very fine and tremendously remarkable moment for the partnership between Genzyme and GelTex. We will be working together as two companies working on a product that has increasingly become more and more exciting in terms of its clinical application. The product, of course, is Renagel. And this morning we are announcing the merger of these two companies and it is a merger that is really founded in strength. It is reacting to the momentum that we are experiencing and Renagel had the momentum also that GelTex is experiencing on a number of other programs that make this combination of these two companies really one of--of tremendous leverage. The driving force, of course, really is Renagel and we will be hearing some comments from Dr. Naseem Amin this morning to give you an update as to what's happening there. This is a clinical picture that's developing that makes us feel quite confident indeed that Renagel is a blockbuster potential product and in that sense it is different from - in the Genzyme General picture where we have many products, but most of these products are very [unintelligible] oriented. Genzyme of course is extremely successful over there over many years, but at this deal was in a relatively modest spacing complex.

                           In the case of Renagel, we feel it is a very large patient population. There are a million plus kidney patients, hymodialysis patients currently out there. This is a growing market. This is growing at the rate of 7 or 8 percent globally and we would expect that in the next nine years or so, this market will grow to 1.7, 1.8 million patients. And Renagel is a product that can influence the treatment of these patients as we have now seen in early experience, in clinical experience. And that really gives us the kind of confidence that is leading to this transaction so that both companies really can focus in one significant strategic action to make sure it's totally optimized, the opportunity that this is in front of us. In my mind, this is a transforming transaction for Genzyme. We--this product has become, in our mind, the strongest driver of growth in the medium and longer-term as well. It is in the very early stage of market introduction, about a year and a half, two years, yeah, year and a half thereabouts into the market. We've seen the script growing increasingly. We've had twice changes in our forecast for this year, again at this press release you'll notice that we changed our focus for this year. Again, to about 37 million in the second half of the year versus approximately 18 million in the first half of the year, 50 percent increase between the first half and the second half. End of the year it's about


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                           $45 million. We feel quite confident that the
                           momentum of the product leads us to give you and guide us now for next year of $90 million plus for Renagel.

                           We are building the significant manufacturing facility in Europe, in Haverhill, that will enable us in the year 2000, late 2002, to significantly implement the costs of goods sold for the program as well. It's a very, very exciting program indeed drive by the clinical advocacy that the product is showing. It's a unique product. It has two actions. It works both at--as a product that avoids the use of calcium and the lowering and the management very optimized management of phosphate levels. But it also lowers LDL and it is just a combination of these two actions that we believe has a tremendous opportunity to significantly change the major problems, medical problems, that these patients have. [Inaudible] 50 percent of the MEDL patients die of cardiovascular disease. So we're very excited indeed.

                           We have a few speakers here this morning that will further give you some details in terms of Renagel and, of course, next to me is Mark Skaletski the CEO of GelTex. He will speak about GelTex and it's broader contacts. Of course, Renagel is one aspect of GelTex, but GelTex has a very effective and productive technology platform that now in six short years has produced two NDAs in two very significant markets. Through this merger, Genzyme General will have access to this very, very productive platform and we're very excited about that as well.

                           Overall, the sense of the partnership and corporation and the knowledge that both organizations have about each other give us tremendous confidence that we will be able to carry forward the momentum that had been created in the last number of years. So let me ask at this moment for Mark-Mark Skaletski to make some comments. After Mark, Dr. Naseem Amin will make some comments on the clinical picture that is changing so dramatically and is partially responsible for this transaction this morning and then Christi Van Heek will talk about the business aspects of Renagel. We are, of course, are reacting to this opportunity by expanding our coverage globally, around the product. And Peter Wirth, our Executive Vice President who has been largely responsible within Genzyme to make the transaction come together, will talk about the deal details. And then I will close off with some few last comments. Mark?

Mark Skaletski:            Thank you, Henri, and good morning everyone. First I
                           want to say is that we share the excitement and the enthusiasm that Henri described about combining these two companies, GelTex and Genzyme. One of the things that's wonderful about a consolidation like this is that both companies are looking at it from a position of strength. GelTex, as Henri said, in the past six years has developed and gotten approved two new chemical entities. We're all very proud of that. We have a strong pipeline which I'll mention in a moment, but now's the time for us to do this. Our
                           Board is very enthusiastic about this opportunity because one of the things as we looked at GelTex from a product development standpoint, we're extremely good obviously at discovering and development products. We don't have the commercial resource and as many of you have said, that in order to maximize your return, you have to be a player on the commercial side, other than just a licensing company.
                           And obviously now with Genzyme, we will get the benefit of all of that on the commercial side. We agree that this is also a defining moment for GelTex.
                           One of the situations, one of the concerns that people have about companies that do these kinds of combinations is how will the organizations deal with each other and work with each other. As Henri mentioned, we have the benefit of not only being next door to each other virtually, but we've been



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                                                                   GENZYME CORP.
                                                                  Res. #16318162
                                                        Moderator: Henri Termeer
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                                                                          Page 3


                           working together now for several years on the Renagel joint venture. And what's wonderful from my perspective is that people who are working on this program don't view themselves as GelTex's employees or Genzyme employees. They are part of the Renagel team and what this team has accomplished to date is magnificent and what's going to happen in the future is gonna make everyone stand up and listen.

                           In terms of going forward with our pipeline, Henri mentioned, our Welchol product which was recently approved by the FDA, our partners, Sankyo-Park Davis actually is having their kickoff meeting starting today and that product will be on--available on the market over the next week or so. And again, that's a very exciting product for us. You'll be hearing and seeing a lot of activity from Sankyo in terms of how they're promoting this product.

                           We recently announced that, we put another product in the clinic for C. DIFFICILE, an antibiotic associated diarrhea product that we completed phase 1 and we'll be initiating phase 2 in the near future. This is one of the products as we look at our pipeline, that I believe that Genzyme will take a serious look at developing this product and commercializing it because it fits perfectly into the strength of the Genzyme sales force. We also have a second generation Welchol product in phase 2 and data on that will be forthcoming in the later part of this year.

                           We haven't spoken a lot about our other products that we have in our pipeline, but you'll be hearing over the next several months, products such as an oral iron compound that we'll be filing an IND on next year, as well as a psoriasis compound out of our relationship with SunPharm that we acquired at the end of last year. And then finally, we'll begin talking more now as you see in the release about our anti-obesity program which has progressed significantly over the past year and this is an opportunity that could be extremely exciting and we will talk more about that during the conference time frame this year.

                           Other than that, I just want to thank everybody on the Genzyme side and on the GelTex side who worked so hard over this last few days to make this happen. I also want to recognize one person on the GelTex side. Bob Carpenter who is one of the founders of GelTex and a member of the board of GelTex, had an awful lot to do with the success of this company and I would like to recognize Bob for his involvement in the company. And Henri, with that, I'll turn it back to you.

H. Termeer:                OK, thank you very much, Mark. At this moment, let me
                           ask that same--Dr. Naseem Amin to make some comments with regards to the clinical picture around Renagel.

Naseem Amin:               Thank you, Henri. Good morning everyone. What I
                           wanted to do in the next few minutes is to outline for you why we at Genzyme and GelTex and in the Renagel partnership are so excited about this product. And what--recent information has made us re-evaluate this product in terms of it's role in managing dialysis patients. As you are all aware, the dialysis population have pretty dismal outcomes. In the last decade, if you look, the average mortality rate in this population is around 22 percent and has really not changed. If you look at the mortality rate in the dialysis population, it's around 30 times greater than in general population matched for age, race, and gender. And what has been driving this mortality? Obviously, many people have felt that it's patient population has severe comobility. But very recently, in late 1998, just as we were launching
                           Renagel, the results came out showing that support for us in calcium phosphorous product were



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                                                                   GENZYME CORP.
                                                                  Res. #16318162
                                                        Moderator: Henri Termeer
                                                          9/11/00 - 7:00 a.m. MT
                                                                          Page 4


                           independent risk factors for this population after you adjusted for all the other factors we know that lead to poor outcomes.

                           And more recently in the NEW ENGLAND JOURNAL OF MEDICINE, in May of this year, for the first time in a--in a study. we saw the implication of calcium as a potential risk factor for leading to progression of coronary calcification in this population as very clearly delineated in a healthy population of young people who you would not expect to have severe comobility. These two pivotal studies have really made us re-evaluate Renagel. These were independent studies of studies that we have been partaking of internally. You've heard of us talk in the past about the study that we were doing to try and prove that Renagel reduces the progression of coronary calcification. That study is underway at present and we are expecting to have the first year follow up data be available in Q2 of next year--Q1 to Q2 of next year. That is going to be an ongoing study and it's objective is to show that we can impact in a pathological way, coronary calcification, which in the general population has been clearly linked with a progression of arteriosclerosis and cardiac disease.

                           The current study that we have and the insights that we've received from that, tell us that we have the ability to lower the phosphorous and the calcium phosphorous product into the normal range, without giving these patients a calcium load that the Skaletski people showed clearly was a risk factor for the progression of coronary calcification. We believe that by lowering these parameters into the normal range, that we can convince physicians that a dosage of Renagel should be increased and that you can successfully manage its parameters by increasing dosage.

                           The other thing we are waiting to see is obviously the progression of coronary calcification. There are two attributes of Renagel that Henri mentioned that make up--believe that this product has benefits beyond just lowering phosphorous and calcium phosphorus products. The lacking of calcium and in combination with a very potent lipid lowering effect. In our previous studies if you look, we had an effect on LDL cholesterol ranging from 40 percent down to 20 percent, an average of around 30 percent reduction in LDL cholesterol. In our one year extension study, we saw an elevation in HDL cholesterol, the good cholesterol, showing that an LDL to HDL ratio attribute that was very comparable to many of the most potent lipid lowering agents on the market. So this combination of lipid lowering in combination with a lack of calcium, we believe has a real potential for impacting cardiac disease in this population.

                           Now what is the data internally that we have seen that gives us a belief that that will indeed be the case? The first clues we have is a publication that will be shortly coming out in the literature by the US Audious [sp] folks, Holling Collins at the University of Minnesota did a very carefully controlled study where he adjusted for all the known risk factors and what he saw was a reduction after one year of Renagel in both morbidity and mortality. Morbidity where hospitalization was reduced by overall, by 50 percent in this population. And that hospitalization reduction was predominantly driven by cardiac and vascular events. There was no reduction in hospitalization due to other events. The other reduction--thing we saw was that there was a 33 percent reduction in overall mortality, again predominantly driven by cardiac event. Now this study was a case controlled study, but it gives us this first information that what we have internally believed that the attributes of this product may well bear fruition in future studies. For that reason, we are embarking upon in Q1 of next year, a prospective randomized study where we plan to confirm these very important findings that we have seen. So it's a


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                                                                   GENZYME CORP.
                                                                  Res. #16318162
                                                        Moderator: Henri Termeer
                                                          9/11/00 - 7:00 a.m. MT
                                                                          Page 5


                           combination of, in summary, a combination of a real poor outcome in this population, the attributes of the product and our existing clinical studies that make us believe that we have a real opportunity in this population to reduce both morbidity and mortality.

H. Termeer:                Thank you Amin. At this moment, let me ask Christi
                           Van Heek, the President of Genzyme Therapeutics--the first general manager of the Renagel joint venture or partnership, to give us some description of the commercialization.

Christi Van Heek:          Thank you, Henri. Let me first just highlight what
                           the key drivers are that we believe will fuel
                           Renagel's future growth and will result in $500
                           million in sales in five years and $1 billion in 10 years.

                           First, as you are aware, is the market size is growing has not seem alluded to worldwide at a rate of about 7 to 8 percent. That's without any major improvements that we can demonstrate in mortality. In fact, if you use that growth rate, that will total a number of dialysis patients in 10 years of almost 2 million. We also anticipate that on a patient-to-patient basis, the revenues will increase as physicians use in fact higher doses to more aggressively manage hyperfasphetimia.

                           Next, there really is a growing concern today among physicians about the calcium intake and the impact on coronary artery calcification. And the result, the impact on morbidity and mortality and it's not seemed mentioned, we plan to confirm the reduction in mortality that was seen in the Collins study in a prospective study powered to demonstrate the reduction in mortality.

                           Also as Collins demonstrated, we plan to confirm in this study, a reduction in hospitalization. In this study, resulted in a savings per patient annually of $17,000 per year.

                           Let me now just give a update on the current situation as it stands. As I mentioned, a recent new clinical data has caused the physicians to examine their current use of calcium based binders and we've seen as a result, an increase in prescriptions over the last several months. Just as a reminder in second quarter, total prescriptions grew by 18 percent as well as NRX's increased and in July alone the cure actions [sp] increased by 10 percent with new prescriptions growing at a even faster rate of 14 percent. Most recently, we launched Renagel in three European countries, in Germany, the largest market, UK, and Italy. We've been very pleased with the results we've seen in those countries at launch. As well, we expect to launch Renagel in both France and Spain by the end of this year.

                           As you know, we're going to introduce the new tablet form of Platcion this month in the United States both in the 800 milligram and 400 milligram tablet which we believe will allow physicians to more aggressively manage phosphorous into the normal range.

                           In order to expedite reaching physicians both inside and outside the United States with this new data, we will expand our existing sales organizations both in the US as well as outside the US.

                           Since launch, we have experienced revenue growth of about 25 percent on average, quarter-to-quarter. And really with all these factors combined that I've just mentioned, we are raising our forecasts as Henri indicated to $45 million this year and will expect to double sales in 2001.


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                                                                   GENZYME CORP.
                                                                  Res. #16318162
                                                        Moderator: Henri Termeer
                                                          9/11/00 - 7:00 a.m. MT
                                                                          Page 6


H. Termeer:                Thank you very much, Christi. Peter Wirth will give
                           us the details of the deal.

Peter Wirth:               Thank you, Henri. This transaction is structured as a
                           merger of GelTex into Genzyme in which each GelTex shareholders can elect to receive either .7272 shares of Genzyme General Division common stock or $47.50 in cash. There is a proration amount which is designed to maintain the cash portion of the transaction at 50 percent. So in the aggregate, Genzyme expects to issue approximately 7.8 million shares of its general division common stock and pay approximately $508 million in cash in the transaction. That's a transaction value of slightly over $1 billion based on the Friday closing price of Genzyme of $65.31. The merger is subject to approval by the Genzyme or by the GelTex shareholders and we are also required to obtain various regulatory approvals under the Hart
                           Scott Rodino Act.

                           We believe that we will be able to close this transaction by year end. We expect that there will be merger related targets in the fourth quarter, including some charges for in process, research, and development, but we have not yet completed the work to determine what those charges will be. We also expect that this acquisition will become accretive to Genzyme on the basis of earnings per share, prior to amortization and depreciation during 2002. I think that touches the highlights of the transaction.

H. Termeer:                All right. Peter, thank you very much.

H. Termeer:                Just to make a few comments, we will be able to do it
                           in a road shows in the next few days. It so happens that there are some conferences, that we're all ready scheduled at presenting at. One was a Morse and Cabbott luncheon, here in Boston at Maison Robert and that's tomorrow at noon and then at 11:30, I will be presenting at the Bear Stearns conference in New
                           York. We will be setting up a conference on Wednesday, yes, that's Wednesday this week. We will also be setting up teams to communicate to investors and obviously all lines are open for any kind of communication that needs to take place. Let me at this moment, open it up for Q&A and see whether we can, over the next half hour or so respond to those questions that are immediately there. Operator?

Operator:                  Ladies and gentlemen, if you have a question, please
                           press the one followed by the four on your telephone.
                           You will hear a three tone prompt acknowledging your question. If your question has been answered and you would like to withdraw that request, you may do so by pressing one, three. If you are using a speakerphone, please pick up your handset before pressing the numbers.

                           One moment please for the first question. Bill Tanner from SG Cowen, please go ahead.

Bill Tanner:               Hi, good morning. I've got a few questions. One
                           wondering about the additional studies that are going to be conducted on Renagel to look at sort of the lipid profile and if somebody could comment on the scope of what it looks like such studies would have to really entail? And you know, really what is the plan from a registration standpoint?

M. Skaletski:              I think we have clearly demonstrated in previous
                           studies the benefit of lipid lowering in our treat to goal study, we will be confirming that in the secondary study, second study. However, I think you're talking ability morbidity and mortality study.
                           That is envisioned to be a 2,000 patient study over several years. The primary outcome is expected to be a


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                                                        Moderator: Henri Termeer
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                           reduction in cardiac hospitalization and a secondary
                           employ will be a reduction, so a second end point will be reduction in mortality.

B. Tanner:                 OK and so then with respect to the increase in the
                           number of sales people, I'm assuming this is going to be an increase in people detailing renal docs, is that correct.

C. Veheck:                 That's correct. We're going to increase the mythology
                           team in the US by approximately 10 as well as the same in Europe, Bill.

B. Tanner:                 OK. And then finally, I guess, where do you envision
                           the other products, as Mark mentioned, that are in GelTex's pipeline? Are these going to stay in Genzyme
                           General? Is the R&D expense going to be accounted for there?

H. Termeer:                Yes, they will be.

B. Tanner:                 OK, all right, thank you.

Operator:                  The next question comes from Caroline Copithorne from
                           Morgan Stanley Dean Witter.

Caroline Copithorne:       Morning. Couple of quick questions. I guess first on
                           Renagel, if someone, maybe Christi, could walk through with all of the drivers, what sort of time line do you expect on reaching that $500 million revenue level over five years and $1 billion over 10 years. Sort of what data points or milestones we should look for in getting to that? Obviously this 2,000 patient study is important. And then on the costs side. What sort of improvements should we look for in cost of goods sold in 2002 with the European manufacturing plant and what kind of synergies or cost savings should we look for in the contribution for-from GelTex over what the current projections are for that company?

C. Van Heek:               OK, let me respond first to the drivers. Just to
                           remind everybody, in this year, we will have doubled sales from last year of about $19.6 to $45 million this year. We fully expect that we will double sales as well for next year 2001 as we projected. So, we expect to continue to see a rate of growth as we have seen in the prescriptions on a month-to-month and quarterly basis and quarter-to-quarter in revenues.
                           The two trigger points I think that will help or will determine the growth to $500 million in five years are the results of both the treat to goal studies as well as the mortality study. Let me ask Amin to comment on the timing of the results of those.

N. Amin: Yes, the first year follow-up there for the treat to goal study is expected over Q--early Q2 of next year. This will be--there will be a second and third year follow up into 2002 and 2003, but the first year data will be, as I said, expected in Q2 of 2001. The treat--the mortality study, we expect to accrue patients into Q1 and Q2 of next year into 2001. The expected follow up for hospitalization and morbidity is two years and for mortality, it's two and a half years. So expecting a timing of 2004 to 2005 for morbidity and mortality.

H. Termeer:                OK, let me just make some comments on this. We are
                           currently experiencing very significant growth in a number of patients that are being taken on the product as is indicated by just first half to second half this year, 50 percent growth and going for $45 million to in excess of $90 million is our guidance for next year. So we would expect, Caroline, if you think about the first $500 million that was mentioned, actually my quote we've pretty much a momentum on that direction, that is quite comfortable. Over that


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                           period of time, we're going to get a lot of studies
                           that come out, actually each year and at this time again and next year a number of other studies will come out. And the--of course, the morbidity and mortality study, where we've had different points where, as Amin indicated, where information becomes available. The complete study will be completed in 2004 but by 2002-2003, we will have different data available as well. That will significantly change the leverage of the product to where, you know, you can start to make all kinds of projections in terms of levels of what will happen on the market. We would expect the suiting and optimize the doses. Even as the current price levels, you would get in revenue picture, of something like 2 to 2,500 per year, per patient year. And you can do the calculations given the number of patients which everybody well understands. The driver here is not so much alone. Our ability to communicate into the marketplace to make conversions, probably also is cost avoidance. Indeed, if we do show, continue to show the effect of cost avoidance here in terms of hospitalization which is more than 50 percent of the hymodialysis patients cost per year. I understand the numbers in the United States are even more extreme like that. 25 percent deals with the hymodialysis costs, $50,000 deals with the hospitalization costs. There will be a tremendous interest on the system to start to influence and impact those costs. Collins study implies a $17,000 per year reduction in hospitalization costs in the patient population that he studied. And so we will--there are a number of drivers here short of the Genzyme marketing, this product that will pull the product into the marketplace because of the very, very high costs associated with the treatment of these patients. So it's tough to say what a [unintelligible] will do once the morbidity, mortality study is firmly grounded in the randomized 2,000 patient trial. But between now and then, we would fully expect that the trends that we currently are experiencing, both in here and in very early, surprising to me, very early time in Germany which is a tough, tough market right now to do anything in. We see very, very important acceptance of the product early on. We will have more regular growth rate on a quarter-to-quarter basis over this period of time. There's a staff function that could be extremely exciting once the mortality/morbidity study is finalized.

                           The next question?

Man:                       Cost of goods.

H. Termeer:                Yeah, cost of goods question came up. As I mentioned
                           earlier, we are currently in construction in Haverhill just outside of Cambridge in the U.K., a single purpose plant that will produce sevelamer material that is the active material for this product. This plant should be completed and approved in the year 2002, which will then allow us to significantly change the cost of goods sold. I think that it is reasonable to think of at least 10 status points of costs of goods sold to be taken off the current numbers. The potential is more than that, but at least 10 making it a product that would have a margin [inaudible] of the product.

                           Was there any other questions, Caroline?

C. Copithorne:             The question about the potential synergies or what
                           cost savings you are looking for compared to the current expectations for GelTex?

H. Termeer:                OK, in terms of GelTex, we are very, very impressed
                           with GelTex as a company. It is a company that only has 110 and has been very productive. So this synergies in terms of costs are the usable ones related to not having to run as separate public companies. But


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                           they-we are very impressed with the productivity of
                           the organization and we fully expect that the organization will continue pretty much in it's present form, directed to fit into the Genzyme General picture but without significant organizational synergies. We're not compensating those.

C. Copithorne:             OK, thank you.

Operator:                  Next question comes from Meirav Chovav from Salomon
                           Smith Barney, please go ahead.

Meirav Chovav:             Hi, I have several questions. Regarding the estimate
                           of $500 million in five years and then $1 billion in ten years, what sort of a market penetration - percentage market penetration do those numbers represent? And then a question that I have is there is a new calcium method that could have an impact in this area which are the calcium ammetics which could be on the market in '03, which obviously I don't believe would alleviate the need for phosphate binders, but may reduce the dosage of the phosphate binders that are required. I was wondering if your clinical person could comment on that? And my last question is a financial question. When you do include depreciation and amortization how--what's the--when is this going to be accretive for Genzyme? Thank you very much.

H. Termeer:                I would expect the last question very much depending
                           on the curve that we will get there by 2004 including the good will charges and 2002 on a cash basis. So late 2003, I was just shown here by Peter. So a year later, that will be the cash basis. In terms of the market share assumption, the simplest way to look at it is to say that our--about two and a half to 2.7--1.7-1-1/2 million patients. The cost per patient given optimized dosages of Renagel, make this about
                           $3.5 to $4 billion market in all patients around the world for treatment. So when we talk about $1 billion, we're talking about a quarter of that. And so that's a very straight forward, simplistic way to look at what is the market share assumption. It's very tough to mention that in this patient population that is suffering so much and there's a mortality of 22 percent a year, when you have a product that indeed has a reduced cost and a reduced mortality, that you would not have much higher market share in terms of the use of this product. But it does maybe allow also for us the products to exist in the same space. But it's not too easy to exist in the same space as a produce that has both the lipid lower activity, the LDL activity that was mentioned by Amin and the ability to manage the prospect term levels, very aggressively to the normal range. This combination of these two activities have really made it such an attractive proposition. Let me now ask
                           Amin to comment if he can on the calcium comment that Meirav made.

N. Amin: Yeah, I would like to just comment. We have obviously been following the calcium methods very closely. Just to remind everyone, they're primary indication is to reduce hyperparathyrhoidism to control PTH, not phosphorous. 95 percent of patients need phosphorus binders and they will continue to need phosphorus binding agents. The question is even in a world where calcium ammetics exist, is there a role for vitamin D which is needed for normal physiological function or will calcium ammetic replace vitamin D. We do not believe that calcium ammetics will eliminate the vitamin D market. We still see a clear role for vitamin D use. In terms of the impact on Renagel, we see that Renagel will continue to be needed as a phosphate binding agent. Whether calcium ammetics exist or not. I want to remind you that the recommended diet and daily dietary intake of calcium in the normal population is s1 to 1-1-1/2 grams. In order


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                           to get cal to use calcium based binders, you need
                           four or five times that amount on average to control phosphorous. So we will still need a phosphate binding agent like Renagel. We do not believe that there will be a need for a lowering the calcium further because of a calcium ammetic agent coming along.

M. Chovav:                 Actually I was thinking whether the dosage of calcium
                           or phosphorous binding agents may go down, that was a--.

N. Amin: No, I think the phosphate--the dose of phosphate binder you need is primarily driven by phosphate intake, not by calcium intake, so the phosphate binding is purely dose dependent. And so using a calcium ammetic agent will not alter your ability to control phosphorous energy eye trap.

M. Chovav:                 And the other question I had in response to Henri's
                           comment, when you talk about 1.5 million dialysis patients, are you referring to the patients that are end-stage renal failure? Because I believe there's
                           225,000 in the US? Or are you referring to people that are not at end-stage renal failure but are, you know, suffering from renal failure?

H. Termeer:                No, no, I was referring to end-stage renal failure
                           and about 280,000 in the US, if my numbers are correct and about 1 million currently globally, counting Europe, Latin America, and Asia. And the growth rate is about 7 to 8 percent of the year without mortality changing, mortality rate changing which you recall is fairly high, it was 22 percent for the United States each year. It's quite amazing isn't it, that we are adding in this population about
                           70 plus thousand new patients each year who are placed along that line for the--and the market for things to grow. So the opportunity for multiplying here, we can influence the mortality rate enormous.

M. Chovav:                 OK, thank you very much.

Operator:                  Your next question comes from Samuel Isaly from
                           Orbimed, please go ahead, sir.

Samuel Isaly:              Yes, good morning, this is Sam Isaly. Could you go
                           thought a couple of things? Number one, could you simply go through the share count a little bit to get to the $1 billion or so in total transaction value?
                           And I guess you are using a headline number of $47.50 as the price per share? On--along that line as well, what sort of change of control benefits are there to management in this transaction? Either parachute to payments or accelerated vesting, are there change of control provisions in your Sankyo contract that could change that contract? Might the Sankyo people not prefer to be partners with GelTex or not prefer to be partners with Genzyme, but like with GelTex? And then lastly, I'm not yet persuaded on the price. I think if everybody knew that sales of Renagel would be $90 million next year, they'd be quite excited anyhow.
                           Henri Termeer, you've earlier this year negotiated a favorable with Cell Genesys, we appreciate your good negotiating skills. What are the shareholder votes needed to complete this transaction?

H. Termeer:                Yeah, I think most of the comments that you are
                           making are really directed to Mark, CEO of GelTex, so let me ask Mark to respond to them and maybe Peter
                           Wirth to respond on the share count. Let me do it this way. Peter, you start first to get the details of the transaction on the--.


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P. Wirth:                  Share Count? GelTex has approximately 21.4 million
                           shares outstanding as of a couple of days ago. If you take that number and multiply it by the $47.50, you come to a transaction value of $1.16 billion--17 million. GelTex also has options outstanding. About
                           2.5 million outstanding. Those options will be converted into an additional 2 million share of Genzyme's stock. That is not included in the transaction costs.

S. Isaly:                  Do the--does the vesting accelerate?

P. Wirth:                  The vesting does not accelerate except for certain
                           key individuals. I think there are seven named individuals where it does accelerate.

S. Isaly:                  Then of the 2.5 million, what number of 2.5
                           accelerates?

P. Wirth:                  I don't have that number.

S. Isaly:                  Well these will be the, you know, the Skaletski's of
                           the world in the high--the high option numbers right?

M. Skaletski:              Yes, Sam, there's seven people that they would
                           accelerate and that number is approximately 400,000 shares. That's a maximum number. Your other question on Sankyo, don't forget the relationship with Sankyo is an arm's length relationship now. Sankyo is commercializing the products independently of us.
                           We'll get a royalty on that. So for them, this transaction is pretty much invisible.

H. Termeer:                Are there any other comments in terms of shareholder
                           growth?

S. Isaly:                  Yeah, what's needed on the shareholder votes? Have I
                           got a chance to put my hand up?

N. Amin: Yes, you do. We will require a GelTex shareholder vote. I believe it's a simple majority.

P. Wirth:                  Yes.

S. Isaly:                  50 percent of those outstanding or those voting?

M. Skaletski:              I believe it's outstanding, Sam.

S. Isaly:                  Percent of outstanding.  Thank you.

H. Termeer:                OK, next question.

Operator:                  Tom Vanbuskirk from Silverado Capital, please go
                           ahead.

Tom Vanbuskirk:            Hi. Could you just verify again which regulatory
                           approvals you are going to need for the transaction?

P. Wirth:                  The only one that we're aware of is Hart Scott and
                           Rodino.

T. Vanbuskirk:             OK, nothing outside of the US?

P. Wirth:                  I don't believe so, no.


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T. Vanbuskirk:             And do you expect that the SEC is going to make any
                           kind of extended review of your--of your S-4 or proxy?

P. Wirth:                  We don't believe so. We've recently had a full review
                           for Genzyme in connection with our BioMatrix transaction, so we think that we've satisfied the SEC on all of their questions. We actually expect this to go pretty quickly.

T. Vanbuskirk:             Great, thank you.

H. Termeer:                Next question.

Operator:                  Fred Ducowski [sp] from Peterman and Company, please
                           go ahead.

Fred Ducowksi:             Yeah, hi. Are there any products that GelTex has in
                           the near term that we're expected to hear back regarding, you know, FDA approval? And on the stock portion, is that a fixed ratio?

P. Wirth:                  This is Peter. The second part of that yes, it is a
                           fixed ratio.

F. Ducowski:               OK, on the first part between now and the close, say
                           we expect to close by year end, are there any FDA approvals or any approvals that we're expecting from GelTex.

P. Wirth:                  No, we have clinical trials ongoing but the two
                           approvals that we recently received on Renagel tablets and on Welchol, those are the approvals for the year.

F. Ducowski:               OK and great, thank you.

Operator:                  Again, ladies and gentlemen, if you do have a
                           question, please press the one followed by the four at this time.

                           Simon Ulcickas from Chase Securities, please go ahead.

Simon Ulcickas:            Hi, I just have two questions. The first is are there
                           any performance of earnings tests on either party's side?

Man:                       No.

S. Ulcickas:               And the second question is in regard to especially
                           Renagel, does Genzyme currently have any products that would compete for the same treatment?

Man:                       No.

S. Ulcickas:               Great, thank you.

H. Termeer:                Any other questions?

Operator:                  Yes, sir. Mitch Nordon from Riverside Asset
                           Management, please go ahead.

Mitch Nordon:              Yeah, hi, good morning. Just regarding the phase two
                           clinical trial of Welchol, is there any sort of condition in the merger agreement about the results of that clinical trial? I


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                           guess I'm trying to understand what sort of product
                           exposure Genzyme is taking here in terms of material adverse change.

J. Termeer:                I cannot mention any particular exposure on the--no,
                           I--very difficult. Mark do you have a comment there?

M. Skaletski:              This is a second phase two product on a clinical
                           trial that we're having with Welchol, with the second generation Welchol. We've already seen data from the first one, so we certainly wouldn't expect any negative surprises.

M. Nordon:                 Right, but in the unlikely event that the phase two
                           clinical results were what you did not expect, would you have the ability to, I don't know, change your commitment to the transaction? Would that be considered materially adverse?

H. Termeer:                No. I--we're quite satisfied. We've--the way that we
                           looked at the cholesterol lowering program is strictly due to [unintelligible], it's approval, the solidity of the partnership with Sankyo and it was not dependent on the outcome, that is currently known of the second generation product.

M. Nordon:                 OK, on a--great. Can you mention who the advisers
                           were, the financial advisers in the transaction.

H. Termeer:                On Genzyme's side, this was First Boston--CS First
                           Boston. And it was Cowen for GelTex.

M. Nordon:                 Great and one last question. The companies obviously
                           have an existing relationship. Can you give a little more background as to, you know, just the genesis of the transaction and how much due diligence was done here. I mean are we looking at weeks or months or--.

H. Termeer:                Now, because of the existing relationship as you were
                           saying, there was a lot of knowledge of both companies on Renagel. And so the amount of time that we needed to get comfortable on the additional programs, you know, that's where really where most of the focus was to learn the general circumstances around GelTex. And given it's relationship, it took very little real time. It's--many times over the last three or four years, as we've worked on this relationship, I've been asked [unintelligible] transaction as we today announcements occur and obviously always was a possibility that this would occur, so over the years, we increasingly learned more about each other and--and sort of very, very easy once we got that increased confirmation around
                           Renagel and increased conviction as that we had tremendous leverage as two companies together. And the sense of the productivity of the product development platform became something very--of great interest to Genzyme General. We started to have these discussion and we came together quite quickly.

M. Nordon:                 OK, thanks very much.  Congratulations.

H. Termeer:                Thanks.

Operator:                  Somham Pandya from Painewebber, please go ahead.


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                                                                  Res. #16318162
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Elise Wang:                Actually, this is Elise Wang. Actually--I hadn't -I
                           joined the call a little bit late, but I was wondering if you could tell us what the level of dilution on earnings will be next year as well as your expectation on level of accretion for next year--2002 rather.

H. Termeer:                Elise, I--we absolutely give [unintelligible]
                           guidance as we--I've gone through the details of the transaction in terms Of what will be the one-time charge for R&D and we have, you know, a complete idea about how next year will work, so we have--I
                           [unintelligible] a little bit in developing opposite dilution related to the good will charge next year and on a cash basis we will become positive the year following. So 2002 is really a year where we will, during the year, we will become positive. Major leverage we would expect in 2003, which is the same year that we also would expect positive including good will charges. But give us a little bit of time before we can give further guidance on this.

E. Wang: OK and then also what is going to be your cash position post the closing of this deal?

H. Termeer:                That's a very good question. Genzyme is about several
                           hundred million dollars in cash is the short of it and GelTex has about a little over $100 million in cash. Genzyme has very cash positive in terms of it's current operations and so the utilization of cash here really wasn't ours [inaudible] because we wanted to apply-maximize the use of cash since we are in such a positive cash situation at this time. We will have, I would estimate about $2 to $300 million in cash within the Genzyme system.

E. Wang:                   Thank you.

Operator:                  Caroline Copithorne, please go ahead with your
                           follow-up question.

C. Copithorne:             Hi, just a couple of more questions about the Sankyo
                           relationship. Can someone review what the economics are for that relationship? And what the advantages are from the second generation product that I'm not--not very familiar with at this point?

M. Skaletski:              This is Mark Skaletski. The relationship is a royalty
                           relationship where we will get royalties based on the sales of Welchol. We have a relationship with them relative to the second generation product that's currently in the clinic that Sankyo is picking up all development costs for and if that product is commercialized, there will also be a royalty relationship on that.

C. Copithorne:             And what's the magnitude of that royalty?

M. Skaletski:              It was--what we've told people.

C. Copithorne:             Or if you can tell--give me what street expectations
                           are currently for the level of that royalty?

M. Skaletski:              It's a sliding scale. As sales go up and you can use
                           an average in the low teens.

C. Copithorne:             OK, thank you.

Operator:                  Next question comes from Louis Sarkes from Chesapeake
                           Partners, please go ahead, sir.


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Louis Sarkes:              Hi. Have any GelTex shareholders, specifically
                           management, committed to taking any certain election, specifically stock, I guess? Secondly, I think you said that the BioMatrix merger, you'd been through a full proxy review, is that proxy actually clear and when might we see that? And then finally, is there a break up fee here?

H. Termeer:                I think on the first question it is no. The second
                           question, on the break up fee it's--.

M. Skaletski:              31.

H. Termeer:                It's $31 million and what--.

M. Skaletski:              The middle question is we have had two rounds of
                           comments from the SEC. We expect to hear back from them this week on the final rounds of comments, so we are not yet cleared, but we are in the very final stages.

L. Sarkes:                 OK, and when do you hope to have a vote for that
                           merger?

M. Skaletski:              I believe we are targeting early November on that.

L. Sarkes:                 OK, thanks a lot.  Congratulations on the merger.

M. Skaletski:              Thank you.

Operator:                  Michael Emerald from Longfellow Investments, please
                           go ahead.

Michael Emerald:           When we see the actual election, we could elect cash,
                           we can elect stock. Is there a combination?

P. Wirth:                  There is a proration mechanism to assure that at
                           least half of the consideration or exactly half of the consideration will be cash.

M. Emerald:                No, I understand that, but on the election forms,
                           will there be two specific elections or there will be a third--or will there be a third election as well?

M. Skaletski:              There'll be three boxes. You check all cash, all
                           stock, or combination.

M. Emerald:                And the combination, therefore, would be guaranteed?
                           I would imagine.

M. Skaletski:              I--that's probably correct, yes.

M. Emerald:                OK, thank you.

Operator:                  Once again, ladies and gentlemen, if you do have a
                           question, please press one, four at this time. Jeff
                           Bergman from Milton Arbitrage Partners, please go ahead.

Jeff Bergman:              Yes, could you please tell me if there is a cap or a
                           collar on the stock portion.

M. Skaletski:              There is not.  It's a fixed exchange ratio.

J. Bergman:                OK, thank you.


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                                                                   GENZYME CORP.
                                                                  Res. #16318162
                                                        Moderator: Henri Termeer
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                                                                         Page 16


Operator:                  Fred Ducowski, please go ahead with your follow-up
                           question.

F. Ducowski:               My question was answered. Thanks.

Operator:                  Once again, ladies and gentlemen, if you do have a
                           question, please press one, four. Gentlemen, I am showing no further questions at this time. Please continue with your presentation or any closing remarks.

H. Termeer:                Thank you very much everybody that's been on the call
                           and still is on the call. Please regard our lines as open for any questions that may come up as you look into this transaction. It's clear also and Mark and I are very excited about what's being created here. We much look forward to communicating with you as we go on and as we complete this transaction hopefully later this year. Thank you very much for being here on such short notice. We will talk to you soon.

Operator:                  Ladies and gentlemen that does conclude your
                           conference for today, you may all disconnect and thank you for participating.